SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 4)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 53225G102	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures III, L.P. (“GSR III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

6,445,583[1] shares, all of which are directly owned by GSR III, except that GSR Partners III, L.P. (“Partners III”), the general partner of GSR III, and GSR Partners III, Ltd (GSR III Ltd”), the general partner of Partners III, may be deemed to have sole voting power, and Richard Lim, James Ding, Alexander Pan and Ryann Yap, the members of GSR III Ltd (the “Members”), may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,445,583[1] shares, all of which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%[2]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

2 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners III, L.P. (“Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

6,445,583[3] shares, all of which are directly owned by GSR III, except that Partners III may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

6,445,583[3] shares, all of which are directly owned by GSR III, except that Partners III may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%[4]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

3 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

4 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners III, Ltd. (“GSR III Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

6,445,583[5] shares, all of which are directly owned by GSR III, except that GSR III Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,445,583[5] shares, all of which are directly owned by GSR III, except that GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8% [6]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

5 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

6 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

6,445,583[7] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

6,445,583[7] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared voting power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8% [8]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

7 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

8 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

6,445,583[9] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

6,445,583[9] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared voting power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8% [10]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

9 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

10 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alexander Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

6,445,583[11] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

6,445,583[11] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared voting power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8% [12]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

11 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

12 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
	6

SHARED VOTING POWER

6,445,583[13] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.

	7	SOLE DISPOSITIVE POWER. 0 shares.
	8

SHARED DISPOSITIVE POWER.

6,445,583[13] shares, which are directly owned by GSR III, except that Partners III and GSR III Ltd may be deemed to have sole dispositive power, and the Members may be deemed to have shared voting power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,445,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%[14]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

13 Consists of (i) 1 ordinary share and (ii) 6,445,582 ordinary shares, represented by 3,222,791 American Depositary Shares.

14 As reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2018, the total number of ordinary shares outstanding was 135,664,877 as of December 31, 2017.

CUSIP NO. 53225G102	13 G	Page 9 of 14

This Amendment No. 4 amends and restates in its entirety the Schedule 13G previously filed by (i) GSR Ventures III, L.P., a Cayman Islands limited partnership (“GSR III”); (ii) GSR Partners III, L.P., a Cayman Islands limited partnership (“Partners III”); (iii) GSR Partners III, Ltd, a Cayman Islands exempted company (“GSR III Ltd”); (iv) Richard Lim (“Lim”), a citizen of the United States; (v) James Ding (“Ding”), a citizen of Hong Kong; (vi) Alexander Pan (“Pan”), a citizen of Hong Kong; and (vii) Ryann Yap (“Yap”), a citizen of Singapore (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER LightInTheBox Holding Co., Ltd.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES Tower 2, Area D, Diantong Square

No .7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People's Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by GSR III, Partners III, GSR III Ltd, Lim, Ding, Pan and Yap. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Partners III is the general partner of GSR III and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Partners III. GSR III Ltd is the general partner of Partners III and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Partners III. Lim, Ding, Pan and Yap are the members of GSR III Ltd (the “Members”), and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Partners III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

c/o Golden Sand River, Ltd.

Floor 4 Willow House, Cricket Square

KY1-9010, Grand Cayman, Cayman Islands

ITEM 2(C)	CITIZENSHIP

GSR III and Partners III are Cayman Islands exempted limited partnerships. GSR III Ltd is a Cayman Islands exempted company. Lim is a citizen of the United States. Ding and Pan are citizens of Hong Kong. Yap is a citizen of Singapore.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Ordinary Shares, par value US$0.000067 per share

ITEM 2(E)	CUSIP NUMBER

53225G102

ITEM 3.	Not Applicable

CUSIP NO. 53225G102	13 G	Page 10 of 14

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Ordinary Shares of the issuer by the persons filing this Statement is provided as of December 31, 2018.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of GSR III and Partners III, and the memorandum and articles of association of GSR III Ltd, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

CUSIP NO. 53225G102	13 G	Page 11 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 53225G102	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

Entities:	GSR Ventures III, L.P.
GSR Partners III, L.P.
GSR Partners III, Ltd.

		By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for the above-listed entities*

Individuals:	Richard Lim
James Ding
Alexander Pan
Ryann Yap

		By:	/s/ Ryann Yap
Ryann Yap, Attorney-in-fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 53225G102	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 53225G102	13 G	Page 14 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of LightInTheBox Holding Co., Ltd. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.